UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

MAC-GRAY CORPORATION

(Name of Issuer)

Common Stock, $.01 Par Value Per Share

(Title of Class Securities)

554153106

(CUSIP Number)

April 19, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:**

☒ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.
**	Moab Capital Partners, LLC, Michael M. Rothenberg and David A. Sackler are filing this Schedule 13G pursuant to Rule 13d-1(b). Moab Partners, L.P. is filing this Schedule 13G pursuant to Rule 13d-1(c).

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 2 of 10 Pages

CUSIP No. 554153106

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Moab Capital Partners, LLC 20-4093001
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) ☐ (B) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,210,953
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,210,953
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,210,953
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

Page 3 of 10 Pages

CUSIP No. 554153106

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Moab Partners, L.P. 20-4092810
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) ☐ (B) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,210,953
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,210,953
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,210,953
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Page 4 of 10 Pages

CUSIP No. 554153106

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Michael M. Rothenberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) ☐ (B) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,210,953
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,210,953
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,210,953
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

Page 5 of 10 Pages

CUSIP No. 554153106

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). David A. Sackler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) ☐ (B) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,210,953
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,210,953
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,210,953
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

Page 6 of 10 Pages

Item 1.

(a)	Name of Issuer

Mac-Gray Corporation

(b)	Address of Issuer’s Principal Executive Offices

404 Wyman Street, Suite 400

Waltham, Massachusetts 02451-1212

Item 2.

(a)	Name of Person Filing

This Schedule 13G is being filed on behalf of Moab Capital Partners, LLC (“Moab LLC”); Moab Partners, L.P. (“Moab LP”); Mr. Michael M. Rothenberg and Mr. David A. Sackler (each, a “Reporting Person”).

(b)	Address of Principal Business office or, if None, Residence

For each Reporting Person,

15 East 62nd Street

New York, New York 10065

(c)	Citizenship

Moab LLC is a Delaware limited liability company

Moab LP is a Delaware limited partnership

Messrs. Rothenberg and Sackler are each United States citizens

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

554153106

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c).

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

Page 7 of 10 Pages

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐	Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).

(e) ☒	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).*

(f) ☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(ii)(F).

(g) ☒	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).**

(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) ☐	Group in accordance with § 240.13d-1(b)(ii)(J).

*	Moab LLC is an investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

**	Messrs. Rothenberg and Sackler are control persons of Moab LLC in accordance with §240.13d-1(b)(1)(ii)(G).

Item 4.	Ownership

For each Reporting Person:

(a)	Amount beneficially owned: 1,210,953 (the “Shares”)

(b)	Percent of class: 8.4%*

(c)	Number of shares to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote: 1,210,953

(ii)	Shared power to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 1,210,953

(iv)	Shared power to dispose or to direct the disposition of: 0

*	The ownership percentage of each Reporting Person is calculated based on an assumed total of 14,470,435 shares of Common Stock outstanding as of March 7, 2012, as reported in the Issuer’s most recent Annual Report on Form 10-K for the fiscal year ended December 31, 2011, as filed with the Securities and Exchange Commission on March 9, 2012.

Page 8 of 10 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Moab LLC, in its capacity as investment adviser to Moab LP, has the power to dispose, direct the disposition of, and vote the Shares of the issuer owned by Moab LP, and may be deemed to be the beneficial owner of the Shares owned by Moab LP.

Each of Michael M. Rothenberg and David A. Sackler is an owner and a Managing Member of Moab LLC. As a control person of Moab LLC, each of Messrs. Rothenberg and Sackler may be deemed to beneficially own the Shares of the issuer owned by Moab LP.

Pursuant to Rule 13d-4, Michael M. Rothenberg and David A. Sackler disclaim beneficial ownership of the securities owned by Moab LP.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 20, 2012

Moab Partners, L.P.

By: Moab Capital Partners, LLC, its General Partner

By:	/s/ Michael M. Rothenberg
Michael M. Rothenberg, Managing Director

Moab Capital Partners, LLC

By:	/s/ Michael M. Rothenberg
Michael M. Rothenberg, Managing Director

/s/ Michael M. Rothenberg
Michael M. Rothenberg

/s/ David A. Sackler
David A. Sackler

Page 10 of 10 Pages

Exhibit A

Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-l(k)(1) under the Securities and Exchange Act of 1934, as amended (the “Act”) by and among the parties listed below, each referenced to herein as a “Joint Filer.” The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Date: April 20, 2012

Moab Partners, L.P.

By: Moab Capital Partners, LLC, its General Partner

By:	/s/ Michael M. Rothenberg
Michael M. Rothenberg, Managing Director

Moab Capital Partners, LLC

By:	/s/ Michael M. Rothenberg
Michael M. Rothenberg, Managing Director

/s/ Michael M. Rothenberg
Michael M. Rothenberg

/s/ David A. Sackler
David A. Sackler